TRANSCRIPT MEDIACALL

Mr. Feike Sijbesma, CEO/Chairman of DSM Managing Board
Mr. Rob van Leen, Chief Innovation Officer DSM
Mr. Rolf-Dieter Schwalb, CFO/Member of DSM Managing Board
Mr. Herman Betten, Corporate Communications DSM

Mr. Betten: Ladies and gentlemen, welcome to this DSM conference call and thank you for joining us on such short notice. Today we are here to announce the signing of a definitive agreement for the acquisition by DSM of all of the outstanding shares of Kensey Nash in an all-cash transaction. I am joined here by Mr. Feike Sijbesma, CEO and Chairman of the Managing Board, Mr. Rolf-Dieter Schwalb, CFO and member of the Managing Board, and Mr. Rob van Leen, CIO, who will tell you more about the transaction on the basis of the presentation to investors, which can be found on the  DSM company website should you not have downloaded it yet. After that, we will be happy to take your questions.

We will speak today about our intention to launch a tender offer to acquire all outstanding shares of Kensey Nash. This planned tender offer has not yet been commenced. This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Kensey Nash. At the time the tender offer is commenced, DSM and its wholly-owned subsidiary, purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Kensey Nash intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, purchaser and Kensey Nash intend to mail these documents to the stockholders of Kensey Nash.  These documents will contain important information about the tender offer and stockholders of Kensey Nash are urged to read them carefully when they become available. Stockholders of Kensey Nash will be able to obtain a free copy of these documents (when they become available) and other documents filed by Kensey Nash, DSM or purchaser with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from DSM.

This presentation contains certain forward looking statements that involve a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Kensey  Nash stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by  governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM's Annual Report and in filings with the SEC including, but not limited to, part I, Item 1A of Kensey Nash's Form 10-K for the fiscal year ended June 30, 2011, other Kensey Nash reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM's schedule TO and related documentation and Kensey Nash's Schedule 14D-9 to be filed in connection with the tender offer.  The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Kensey Nash that DSM's or Kensey Nash's objectives will be achieved. DSM and Kensey Nash undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

With that, I will hand over things to Feike Sijbesma.

Mr. Sijbesma: Thank you, Herman. Ladies and gentlemen, welcome to this call. We are delighted today to announce the proposed acquisition of Kensey Nash via a public tender offer, which will help us to make a significant step forward in growing our biomedical business and accelerate the development of this major new growth platform for DSM.

As you have seen in the press release we issued earlier this morning, DSM and Kensey Nash have entered into a definitive agreement under which DSM would acquire all outstanding shares of common stock of Kensey Nash for US$ 38.5, in cash, per share or equity value of US$ 360 million or about EUR 275 million. The agreed price represents a premium of 33% to Kensey Nash's closing price of yesterday and 43% to the volume-weighted average price of the past 90 days.

The transaction has been unanimously approved by both DSM's Supervisory Board and Kensey Nash's Board of Directors, subject to customary conditions. The transaction is expected to close around the end of Q2, 2012.

The purchase by DSM of Kensey Nash will strengthen and complement DSM biomedical business and capabilities while clearly meeting DSM's financial and strategic criteria. The purchase by DSM of Kensey Nash will strengthen and complement DSM's biomedical business and capabilities. We expect the transaction to be accretive to the earnings from 2013 onwards.

Kensey Nash is a US-based technology-driven company, primarily focused o regenerative medicine. It uses propriety collagen and synthetic polymer technology for innovative product development for resorbable biomaterials. The company has an extensive range of products, which are sold through strategic partners in multiple medical markets, including the cardiology, orthopaedic, sports medicine, endovascular and general surgery markets. In these markets it is clearly a leader.

Its main customers include leading medical device companies such as Stryker, St. Jude, and Synthes. The business is headquartered in Exton, PA with approximately 325 highly skilled employees, of which 95 are focused on R&D and technical functions. The company has strong relationships with attractive US customer base in the medical device market, which will provide us with the opportunity to leverage DSM Biomedical current portfolio.

From a strategic perspective, this acquisition positions us as a major materials supplier to the medical device industry. It allows DSM to accelerate its growth in this market through strong partnerships with leading medical device companies and increase geographic exposure. With the acquisition of Kensey Nash DSM Biomedical will be well-established as a profitable growth platform within our businesses. Biomedical is one of the key areas where DSM is able to fully leverage this unique science-based expertise in Life Sciences and Material Sciences.

This platform will sit alongside our other growth programs geared towards biomaterials, DSM's bio-based products and services, which focus on the development of amongst others bio-fuels. Here, we recently established our joint venture with POET and Roquette for cellulosic bio-ethanol and bio-succinic acid. Together, these initiatives along with the several others that we are currently pursuing are leveraging our existing expertise and leadership in Life Sciences and Material Sciences to develop new growth areas and opportunities for DSM.

The transaction meets our strict financial and strategic criteria. It adds an exciting top-line growth business with very healthy margins to our company. It will contribute to our bottom-line within the first full year of the acquisition, as the transaction is expected to be EPS-accretive from 2013 onwards.

The transaction is also a meaningful step towards our goal of achieving over EUR 1 billion in sales from both EBAs by 2020 and Biomedical is expected to be an important part of this. This transaction significantly increases our progress towards that target.

With this acquisition we are putting DSM Biomedical clearly on the map as the second new growth platform for DSM in addition to our bio-based products and services business, as we have continued to create value for our stakeholders by providing innovative sustainable solutions to the world's greatest challenges.

Thank you for listening. With that, I would like to open the floor for questions.

QUESTIONS AND ANSWERS

❖	Sara Webb - Thomson Reuters

I have two questions. First of all, you give an enterprise value of US$ 360 million but looking at the number of outstanding shares and the price that you are offering -- the cash offer was about US$ 335 million -- I just wondered if you could clarify that point.

Secondly, you talked about the strategy. Does this now mean that you are probably no longer looking at M&A opportunities whether this satisfies your hunt for deals or whether you  are still looking out for other M&A targets.

Mr. Sijbesma: Let me address M&A first and then Rolf-Dieter will address the question about the enterprise value.

We have a cash position in our company of between EUR 2 billion and EUR 2.5 billion. As you see, this is around EUR 275 million, so it will not fulfil all our ambitions in terms of acquisitions. So, we will continue to search for acquisitions, also after this deal. But this deal is an important one for DSM because it puts DSM Biomedical clearly on the map, next to the fact that we announced our deal with POET on the bio-fuels early January, and the deal with Roquette on the bio-succinic acid and putting our bio-chemicals and bio-fuels business on the map.  With this step forward we have new growth platforms using Life Sciences and Material Sciences on the map. The strategic importance is there but we will continue to search for acquisitions on the enterprise value.

Mr. Schwalb: The 335 is exactly what you can calculate using the outstanding shares of roughly 8.7 million. This is the undiluted enterprise value in the company. There are also quite a number of stock-options, which will vest at closing of this transaction. The value of these options, including then also of course the net debt which is relatively low, brings us to about 360. This is how we calculated that.

Mrs. Webb: So, you are actually paying US$ 360 million in cash for this company?

Mr. Schwalb: Roughly.

Mrs. Webb: Thank you.

❖	Bart Koster - Dow Jones Nieuwsdienst

Good morning, gentlemen and congratulations with this acquisition. This is a nice deal. I was just wondering how this will go on with the competition authorities both in the US and in Europe. Can you elaborate on that? You are quite certain that you can end the transaction at the end of the second quarter; does that include the approval of the authorities?

Mr. Sijbesma: Maybe Rob can say more but it includes the approval of all authorities. Since the portfolio is mainly complementing to ours we do not see antitrust issues. Rob, can you add to that?

Mr. van Leen: No, it is exactly as you say, Feike. We do not see any issues in antitrust and of course, we are always dependent on when the shares are being offered but since it is also recommended we expect it will close at the end of the second quarter.

Mr. Koster: Thank you!

❖	Andrew Noel - Bloomberg

Good morning. Is there anything you can say on the multiple in the deal? I know it is 30% margins.

Mr. Schwalb: If we take about the US$ 360 million enterprise value and then the guidance the company has given in their last quarter results report on the second quarter of current fiscal year -- their fiscal year ends June 30 -- of 30 million you could for the 2012 fiscal year, which started July 1 last year and ends June 30 this year. They gave guidance of 36 million for 2013, starting July 1, this year. So, if you take 2013 which will be if the transaction will close as expected, then the first year under DSM will lead to a multiple of probably slightly below 10 on EBITDA. If we look at the current fiscal year, which is almost complete, and assuming their guidance will also be the end result, then the multiple is around 11 to 12. That is the EBITDA-multiple. As we have indicated earlier, in acquisitions in the highly innovative field which of course will not be very large acquisitions, we sometimes might have to pay slightly higher multiples. But the growth of the business and the growth of the profitability are so strong that the multiple depending on whether you calculate on this year or the next year will be most likely the first one with DSM is already significantly different.

Mr. Noel: When you compare it to Victrex a multiple of 10 is not that high or is that not a good comparison to make?

Mr. Schwalb: I do not know whether this is a really good comparison; it is a comparison. You call the multiples not that high but that is your observation.

Mr. Noel: Okay! Was it a long time in the making the deal? Could you give me a little bit of colour? It seems pretty tidy in terms of an agreed deal and so on. How long was in the pipeline for, roughly?

Mr. van Leen: We got to know each other some time ago of course but we really started to talk about R&D collaboration early last year. You could say that we began to like each other around the summer of last year. It has taken more or less a whole year to discuss it in this way.

Mr. Noel: How does Victrex -- they make premium grade peek -- fit in with that market and that competitor, in particular? I am not familiar with that company.

Mr. van Leen: Well, their part of Victrex is of course clearly a player in this market but it is part of it.

Mr. Noel: In terms of size and so on how does it rank in the US for this kind of materials and market [...]?

Mr. van Leen: Do you mean Kensey Nash?

Mr. Noel: Yes.

Mr. van Leen: It is one of the bigger players. In this field we still do not have very large players.

Mr. Sijbesma: Together with DSM it would be one of the leading companies in this field in the world even, because there are not so many big companies yet. We also have current biomedical sales [...].

Mr. Noel: Forgive me if there is mention of this in the statement but what of the Kensey management? Who is going to head up the biomedical division? Will there be any change there or is there a lot of management coming out of there?

Mr. van Leen: We basically love everybody that works at Kensey Nash's, so we will definitely find a good position for everybody that will join DSM.

Mr. Noel: Great. Thanks very much.

❖	Bart Koster - Dow Jones

I have two questions. I will follow up on the last remark you made: how is Kensey Nash going to be included in the DSM company? Will it be an affiliate with keeping the management structure as is or will it be consolidated within DSM's divisions?

Secondly, will you put any conditions to shareholders on the minimum of the offered shares that you will acquire before the offer is concluded?

Mr. Sijbesma: Maybe on the last one: in the innovation centre DSM has these two new growth platforms. So, in our reporting figures we report separately the innovation centre.  There we have, amongst others, the two new growth platforms. One is the bio-chemicals bio-fuels where the POET-deal is also in and one is the bio-medical, which we have already to date. Some years ago we acquired PTG, etc. Kensey Nash will be part of the bio-medical activities and these will be reported under the innovation centre. So, the innovation centre has a negative bottom line because it is mainly investments into the future and that negative bottom line will improve due to this deal. There you will find the figures.

Mr. Schwalb: It is on a minimum number of shares. It is a quite customary condition in public take-overs in the United States that the completion of such a tender offer is conditioned on DSM acquiring 50% or more than 50% of the shares.

Mr. Koster: Thank you.

❖	Sara Webb - Thomson Reuters

I just have one other follow-up question. Looking at the range of products that Kensey Nash produces I wonder if you could just say which is the most profitable? Is there any particular device or kind of product that is particularly profitable? Is there a key product for the company?

Mr. Sijbesma: Rob, can you give some flavour on the products without of course revealing all secrets of Kensey Nash?

Mr. van Leen: They have become famous with a product called Angio-Seal, for which St. Jude is the biggest customer. It is a vascular closure device and it is a product that is used for instance when a stent is being place. When the guide wire has to be taken out it leaves a hole in the artery and that needs to be closed. That happens of course very often. That is a very particular device designed by Kensey Nash and that has basically built the foundation of the company. It is highly sophisticated engineering but also a highly sophisticated cell material and collagen that are being used. Based on that collagen they also have developed a lot of new products. Those new products are for instance used in bone fillers and these types of things.

Mrs. Webb: Is that the product there was some dispute with St. Jude's?

Mr. van Leen: Yes, that is correct. That dispute has been resolved recently and it has led to a very good deal for Kensey Nash in which they will now receive royalty payments for the coming three years. For the next five years they have agreed on an exclusive supplier relationship.

Mrs. Webb: And is that one reason why it took a year for this acquisition to come to fruition, that DSM was waiting for the resolution on that particular dispute?

Mr. van Leen: It took some time in the process, yes.

Mrs. Webb: So it was a contributing factor to why the deal has only just come to light? Would the deal have happened sooner if this dispute had been ...

Mr. Sijbesma: Let me say it differently: the dispute with St. Jude has been settled and the situation is clear at this moment.

Mrs. Webb: Thank you very much indeed. Thanks for clarifying.

❖	Andrew Noel - Bloomberg

Just a short one but do you see this biomedical market as a less risk industry than perhaps the bio-fuel, given the noise around second generation bio-fuels in the US and whether it is going to work out? Is this more of a risk-free option, would you say?

Mr. Sijbesma: No, I think you cannot say that one is risky and the other is risk-free. In all businesses there are risks but we have the strong belief in both growth platforms. In bio-fuels and the bio-chemicals we are pretty convinced that the world is switching towards chemicals made via bio-technology and fuels. There is a huge first-generation fuel market, which will be converted to the second-generation bio-fuel market, which we are embarking upon. So, we see that as a great future. The same goes for this field, the bio-medical arena. The nice thing of both fields is that we use our expertise in both Life Sciences bio-technology and our Material Sciences knowledge. There, we have a unique combination of portfolios in DSM and we use that to establish two new growth platforms. We expect a lot; we said in 2020 both businesses together should be at least EUR 1 billion in sales. So, we really expect to put new growth platforms on the map.

Mr. Noel: How much is your background is this field driving things? You started your career in this area, is that correct?

Mr. Sijbesma: I am a biologist by train. Rob van Leen, our Chief Innovation Officer, is a biologist, too. DSM entered the bio-medical field many years ago. We established our own organic growth. We used our Dyneema super strong fibre for insight in the human body, too. Then we acquired PTG, a polymer technology group in Berkeley in the United States a couple of years ago. Then we had some further organic growth developments learning this field and attracting other people -- Dow company -- and with this step we really hope to establish ourselves as one of the leading companies in the world in this field.

Mr. Noel: And just lastly, I know it is not all about acquisitions as you transform the company but is there anything you can say on perhaps some tidying up of peripheral areas of DSM or speak about disposals and perhaps your joint venture?

Mr. Sijbesma: Our joint venture?

Mr. Noel: Just any tidying up in terms of exiting businesses that you now see peripheral? When you make an acquisition like this I guess it gives you confidence, if you needed it.

Mr. Sijbesma: In the period of 2000 to 2010 we divested a lot of business, acquired and transformed DSM. In 2010 we entered a new era of DSM, mainly of growth. That does not exclude that we might divest some smaller business here and there but we have no major divestment programs running at the moment, also not due to this acquisition. We want to grow the company. We are happy with the portfolio we have created and with these two new growth platforms. We want to grow the business and that is mainly the route we are on for DSM.

Mr. Noel: Right, just little bits here and there perhaps. Okay, thank you very much!

Mr. Betten: With that, I would like to close this call since we are running out of our allotted time. Thank you all for joining. In the press release you can find the link to our website with all the other documents and background information that you might need. Otherwise, you have my number. Thanks, and have a nice day!

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End of call.